Exhibit 99.3

AGENDA of the ANNUAL GENERAL MEETING OF mainz biomed N.V.

Agenda of the annual general meeting of Mainz Biomed N.V., a public company under Dutch law, registered with the Dutch trade register under number 82122571 (the “Company”), to be held at the offices of CMS, Atrium, Parnassusweg 737, 1077 DG Amsterdam, the Netherlands, on 28 June 2023 at 14.00 hours CET (the “AGM”).

1.	Opening

2.	Consideration of the the statutory management report for the financial year ended 31 December 2022	Discussion item

3.	Adoption of the statutory annual accounts for the financial year ended 31 December 2022	Voting item

4.	Discharge from liability of the directors for their management and supervision during the financial year ended 31 December 2022	Voting item

5.	Extension of the authorisation of the board to acquire ordinary shares or depositary receipts thereof	Voting item

6.	Extension of the authorisation of the board to acquire preferred shares or depositary receipts thereof	Voting item

7.	Approval of amendment of the Mainz Biomed N.V. 2022 Omnibus Incentive Plan	Voting item

8.	Reappointment of Dr. Heiner Dreismann as non-executive director	Voting item

9.	Reappointment of Mr. Gregory J. Tibbitts as non-executive director	Voting item

10.	Assignment of Kreston Lentink Audit B.V. as Dutch auditor and authorisation of the board to assign a US auditor at its discretion for the financial year ending 31 December 2023	Voting item

11.	Other matters for discussion

12.	Close

EXPLANATORY NOTES TO THE AGENDA of the ANNUAL GENERAL MEETING OF mainz biomed N.V.

1.	Opening

2.	Consideration of the management report for the financial year ended 31 December 2022

Consideration of the statutory management report for the financial year ended 31 December 2022, as prepared in accordance with Dutch law. The statutory management report is available on the Company’s website at https://www.mainzbiomed.com/investors and is available for inspection at the offices of the Company.

3.	Adoption of the annual accounts for the financial year ended 31 December 2022

It is proposed that the statutory annual accounts for the financial year ended 31 December 2022, as prepared in accordance with Dutch law, be adopted. The adoption of the statutory annual accounts includes the allocation of the losses made in the financial year ended 31 December 2022. Lentink issued a compilation statement on the statutory annual accounts for the financial year ended 31 December 2022. The statutory annual accounts are available on the Company’s website at https://www.mainzbiomed.com/investors and are available for inspection at the offices of the Company.

4.	Discharge of the directors for their management and supervision during the financial year ended 31 December 2022

It is proposed that each director in office during the financial year ended 31 December 2022 be granted a discharge from liability for the exercise of his or her management and supervision duties during the financial year ended 31 December 2022 to the extent appearing from the statutory annual accounts or the statutory management report for the financial year ended 31 December 2022, as prepared in accordance with Dutch law, or other public disclosures.

5.	Extension of the authorisation of the board to acquire ordinary shares or depositary receipts thereof

On 28 June 2022, the general meeting extended the authorisition of the board to acquire ordinary shares in the capital of the Company or depositary receipts thereof for consideration until 27 December 2023.

It is proposed that the authorisation of the board to acquire ordinary shares in the capital of the Company or depositary receipts thereof for consideration be extended until 27 December 2024.

The maximum number of ordinary shares permitted pursuant to applicable law and the articles of association from time to time may be acquired and ordinary shares may be acquired through repurchases negotiated in the open market or privately, in self-tender offers, or through accelerated repurchase arrangements, at prices ranging from the nominal value of the ordinary shares up to 110% of the market price of ordinary shares, provided that:

(a)	for open market or privately negotiated repurchases, the market price shall be the price for ordinary shares on the Nasdaq Stock Market at the time of the transaction;

(b)	for self-tender offers, the market price shall be the volume weighted average price for the ordinary shares on the Nasdaq Stock Market during a period, determined by the board, of no less than one and no more than five consecutive trading days immediately prior to the expiration of the tender offer; and

(c)	for accelerated repurchase arrangements, the market price shall be the volume weighted average price of the ordinary shares on the Nasdaq Stock Market over the term of the arrangement;

the volume weighted average price for any number of trading days shall be calculated as the arithmetic average of the daily volume weighted average price on those trading days.

6.	Extension of the authorisation of the board to acquire preferred shares or depositary receipts thereof

On 28 June 2022, the general meeting authorised the board to acquire financing preferred shares in the capital of the Company or depositary receipts thereof for consideration for a period of eighteen months until 27 December 2023.

It is proposed that the authorisation of the board to acquire financing preferred shares in the capital of the Company or depositary receipts thereof for consideration be extended until 27 December 2024.

The maximum number of financing preferred shares permitted pursuant to applicable law and the articles of association from time to time may be acquired and financing preferred shares may be acquired through repurchases negotiated in the open market or privately, in self-tender offers, or through accelerated repurchase arrangements, at prices ranging from the nominal value of the financing preferred shares up to the higher of:

(a)	the amount that would be paid by the Company upon cancellation of such financing preferred shares in accordance with the applicable provisions of the articles of association; and

(b)	110% of the market price of the ordinary shares into which the financing preferred shares may be converted in accordance with the applicable provisions of the articles of association, whereby the market price will be determined in the manner as set out above under 5.

7.	Approval of amendment of the Mainz Biomed N.V. 2022 Omnibus Incentive Plan

The compensation committee of the Board intends to amend the Mainz Biomed N.V. 2022 Omnibus Incentive Plan solely for the purpose of increasing the number of ordinary shares available for issue thereunder from 500,000 to 875,000.

It is proposed that the amendment of the Mainz Biomed N.V. 2022 Omnibus Incentive Plan be approved.

8.	Reappointment of Dr. Heiner Dreismann as non-executive director

Dr. Heiner Dreismann was appointed non-executive director of the Company for a term commencing on 14 December 2022 and ending at the close of the AGM.

It is proposed that Dr. Dreismann be reappointed non-executive director of the Company for a term commencing at the close of the AGM and ending at the close of the annual general meeting of the Company to be held in 2024. Dr. Dreismann was born on 2 July 1953. He holds German and US citizenship. He earned a master of science degree in biology and his doctor of philosophy degree in microbiology and molecular biology – summa cum laude – from Westfaelische Wilhelms University in Muenster, Germany. With over 35 years of experience in the life sciences and health care industries, Dr. Dreismann is considered a pioneer in the early adoption of polymerase chain reaction (PCR), one of the most revolutionary techniques in molecular biology and genetics research. At Roche Diagnostics, he held several leadership positions, beginning with his role in 1991 as the head of the PCR Business Unit for Europe and the head of the strategic planning for PCR diagnostics. From 2000 to 2006, he was President and CEO of Roche Molecular Systems in Pleasanton, California. Dr. Dreismann held senior positions at Roche, including Head of Global Business Development, Roche Diagnostics and Member of Roche’s Global Diagnostic Executive Committee. He serves on the Company’s Strategic Advisory Board and also serves on the boards of several public and private biotech and diagnostic companies in the United States, Europe and Israel. Dr. Dreismann does not currently hold any shares in the capital of the Company.

When making the nomination of Dr. Dreismann for reappointment as non-executive director, the board took into account the manner in which Dr. Dreismann fulfilled his duties as a non-executive director of the Company as well as the applicable independence standards of the Stock Market Rules of the Nasdaq Stock Market LLC. Dr. Dreismann is considered independent under Rule 5605(a)(2) under the Stock Market Rules of the Nasdaq Stock Market.

9.	Reappointment of Mr. Gregory J. Tibbitts as non-executive director

Mr. Gregory J. Tibbitts was appointed non-executive director of the Company for a term commencing on 14 December 2022 and ending at the close of the AGM.

It is proposed that Mr. Tibbitts be reappointed non-executive director of the Company for a term commencing at the close of the AGM and ending at the close of the annual general meeting of the Company to be held in 2024.

Mr. Tibitts was born on 1 April 1967. He holds US citizenship. Mr. Tibbitts is a certified public accountant with over 30 years of professional experience as a senior financial executive and as a board member of publicly traded and privately held companies. His expertise includes multiple debt and equity transactions, restructure of complex manufacturing operations, resolution of technical accounting issues and direct interactions with the US Securities and Exchange Commission. He worked as a Chief Financial Officer for both public and private companies, primarily in the medical diagnostics and life sciences sectors. He currently serves as a board member for CoImmune Inc., a biotechnology company, and served as a board member for IDMI Pharma, Inc., a NASDAQ listed biotech company prior to its acquisition. He obtained a B.B.A. at University of San Diego and an M.B.A. at San Diego State University. Mr. Tibbitts does not currently hold any shares in the capital of the Company.

When making the nomination of Mr. Tibbitts for reappointment as non-executive director, the board took into account the manner in which Mr. Tibbitts fulfilled his duties as a non-executive director of the Company as well as the applicable independence standards of the Stock Market Rules of the Nasdaq Stock Market LLC. Mr. Tibbitts is considered independent under Rule 5605(a)(2) under the Stock Market Rules of the Nasdaq Stock Market.

10.	Assignment of Kreston Lentink Audit B.V. as Dutch auditor and authorisation of the board to assign a US auditor at its discretion for the financial year ending 31 December 2023

Kreston Lentink Audit B.V. has compiled the statutory annual accounts for the financial year ended 31 December 2022.

It is proposed:

(a)	that Kreston Lentink Audit B.V. be assigned as Dutch auditor to audit the statutory annual accounts for the financial year ending 31 December 2023, as to be prepared in accordance with Dutch law; and

(b)	to authorise the board to assign a US auditor at its discretion in accordance with applicable law and stock exchange rules to audit the annual accounts for the financial year ending 31 December 2023 for the purpose of SEC filings or otherwise.

11.	Other matters for discussion

12.	Close

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